UNIT VALUE CALCULATION - ADMINISTRATION AGREEMENT

THIS AGREEMENT is made as of February 1 , 2021, by and between Nassau Life Insurance Company (“Client”), and The Bank of New York Mellon (“BNY Mellon”) (each a “Party” and collectively, the “Parties”).

W I T N E S S E T H :

WHEREAS, Client desires to retain BNY Mellon to provide with respect to the accounts identified on Exhibit A hereto (each, an “Account”) and the related subaccounts (each, a “Subaccount”) the services described herein, and BNY Mellon is willing to provide such services, all as more fully set forth below;

NOW, THEREFORE, in consideration of the mutual promises and agreements contained herein, the Parties hereby agree as follows:

1. Definitions.

Whenever used in this Agreement, unless the context otherwise requires, the following words shall have the meanings set forth below:

“1940 Act” means the Investment Company Act of 1940, as amended.

“Authorized Person” shall mean each person, whether or not an officer or an employee of Client, authorized to execute this Agreement and to give Instructions (as defined below) as set forth in Exhibit B hereto. From time to time Client may deliver a new Exhibit B to add or delete any person and BNY Mellon shall be entitled to rely on the last Exhibit B actually received by BNY Mellon.

“BNY Mellon Affiliate” shall mean any office, branch or subsidiary of The Bank of New York

Mellon Corporation, including the BNY Mellon Group (as defined Subsection 4(a)(VI)) below.

“Confidential Information” shall have the meaning given in Section 17 below.

“Instructions” shall mean Oral Instructions (as defined below) or written communications actually received by BNY Mellon by S.W.I.F.T., tested telex, letter, facsimile transmission or other method or system specified by BNY Mellon as available for use in connection with the services hereunder, that appears on its face to be from an Authorized Person.

“Net Asset Value” shall mean the per share value of a Subaccount, calculated in the manner directed by Client to BNY Mellon in writing (provided such manner is reasonably acceptable to BNY Mellon).

“Oral Instructions” shall mean oral instructions received by BNY Mellon under permissible circumstances specified by BNY Mellon, in its sole discretion, as being from an Authorized Person or person believed in good faith by BNY Mellon to be an Authorized Person.

“Representatives” shall mean, as to Client, Client’s affiliates and to its and its affiliates’ directors, employees, internal and external accountants, agents, consultants, advisors, auditors and legal counsel and, as to BNY Mellon, BNY Mellon’s Affiliates and its and their directors, officers, employees and, with Client’s prior written authorization in accordance with Section 12, subcontractors.

2. Appointment.

Client hereby appoints BNY Mellon as its agent for the term of this Agreement to perform the services described herein. BNY Mellon hereby accepts such appointment and agrees to perform the services hereinafter set forth in Schedule I herein, as may be amended from time to time.

3. Representations and Warranties.

A. Client hereby represents and warrants to BNY Mellon, which representations and warranties shall be deemed to be continuing, that:

(a) It is duly organized and existing under the laws of the jurisdiction of its organization, with full power to carry on its business as now conducted, to enter into this Agreement and to perform its obligations hereunder;

(b) This Agreement has been duly authorized, executed and delivered by Client and constitutes a valid and legally binding obligation of Client enforceable in accordance with its terms;

(c) It is conducting its business relating to the subject matter of this Agreement in compliance with all applicable laws and regulations, both state and federal, and has made and will continue to make all necessary filings and has obtained all regulatory licenses, approvals and consents necessary to carry on its business as now conducted relating to the subject matter of this Agreement; there is no known statute, regulation, rule, order or judgment binding on it and no provision of its organizational documents, nor of any agreement or other contract binding on it or affecting its property, which would prohibit its execution or performance of this Agreement;

(d) The method of valuation of securities and the method of computing the Net Asset Value shall be as directed by Client to BNY Mellon in writing (provided such manner is reasonably acceptable to BNY Mellon). To the extent that Client knew or should have known that its method of valuation of securities and the method of computing the Net Asset Value violates any applicable laws or regulations, Client shall immediately so notify BNY Mellon in writing and thereafter shall either furnish

BNY Mellon with the appropriate values of securities, Net Asset Value or other computation, as the case may be, or instruct BNY Mellon in writing to value securities and/or compute Net Asset Value or other computations in a manner Client specifies in writing, and either the furnishing of such values or the giving of such instructions shall constitute a representation by Client that the same is consistent with all applicable laws and regulations and other requirements applicable to Client, all subject to reasonable confirmation by BNY Mellon as to its capacity to act in accordance with the foregoing;

(e) Each person named on Exhibit B hereto is duly authorized by Client to be an Authorized Person hereunder;

(f) To the extent permitted by applicable law, rule or regulation, Client shall promptly notify BNY Mellon in writing of any and all legal proceedings or investigations filed or commenced against Client solely relating to BNY Mellon’s services that is the subject matter of this Agreement; and

(g) Client acknowledges for itself and its users that certain information provided by BNY Mellon on its websites may be protected by copyrights, trademarks, service marks and/or other intellectual property rights (collectively, the “IP”), and as such, agrees that all such information provided is for the sole and exclusive use of Client and its users with respect to the subject matter of this Agreement. Certain information provided by BNY Mellon is supplied to BNY Mellon pursuant to third party licensing agreements which restrict the use of such information and protect the proprietary rights of the appropriate licensor (“Licensor”) with respect to such information. Therefore, except as otherwise permitted under this Agreement, Client, on behalf of itself and its users, further agrees not to disclose, disseminate, reproduce, redistribute or republish any IP provided by BNY Mellon on its websites in any way without the express written permission of BNY Mellon and the Licensor (Licensor permission to be obtained by BNY Mellon prior to BNY Mellon providing its permission).

B. BNY Mellon represents and warrants to Client that:

(a) It is duly organized and existing under the laws of the jurisdiction of its organization, with full power to carry on its business as now conducted, to enter into this Agreement and to perform its obligations hereunder;

(b) This Agreement has been duly authorized, executed and delivered by BNY Mellon and constitutes a valid and legally binding obligation of BNY Mellon enforceable in accordance with its terms;

(c) It is conducting its business relating to the subject matter of this Agreement in compliance with all applicable laws and regulations, both state and federal, and has made and will continue to make all necessary filings and has obtained all regulatory licenses, approvals and consents necessary to carry on its business as now conducted relating to the subject matter of this Agreement; there is no statute, regulation, rule, order or judgment binding on it and no provision of its organizational documents, nor of any agreement or other contract binding on it or affecting its property, which would prohibit its execution or performance of this Agreement.

4. Matters Regarding each Party.

(a) Matters Regarding BNY Mellon.

I. Subject to the provisions of this Agreement, BNY Mellon shall provide the services listed on Schedule I attached hereto, as may be amended from time to time.

II. In performing the services hereunder, BNY Mellon shall provide, at its expense, office space, facilities, equipment and personnel.

III. BNY Mellon shall not provide any services relating to management, investment advisory or sub-advisory functions, distribution of interests, maintenance of any financial records, or other services normally performed by counsel or independent auditors, and the services provided by BNY Mellon do not constitute, nor shall they be construed as constituting, legal advice or the provision of legal services for or on behalf of any person, and Client acknowledges that BNY Mellon does not provide public accounting or auditing services or advice and will not be making any tax filings, or doing any tax reporting, other than as specifically agreed to hereunder. The scope of services provided by BNY Mellon under this Agreement shall not be increased as a result of new or revised regulatory or other requirements that may become applicable with respect to the subject matter of this Agreement, unless Client and BNY Mellon expressly agree in writing to any such increase in the scope of services.

IV. Nothing in this Agreement shall limit or restrict BNY Mellon or any its Representatives from acting for or with any third parties, and providing services similar or identical to some or all of the services provided hereunder, provided that no Client Confidential Information is used for such other purpose.

V. BNY Mellon may apply to an Authorized Person for Instructions with respect to any matter arising in connection with BNY Mellon’s performance hereunder, and BNY Mellon shall not be liable for any action taken or omitted to be taken by it in good faith without gross negligence or willful misconduct in accordance with such Instructions. Such application for Instructions may, at the option of BNY Mellon, set forth in writing any action proposed to be taken or omitted to be taken by BNY Mellon with respect to its duties or obligations under this Agreement and the date on and/or after which such action shall be taken. BNY Mellon shall not be liable for any action taken or omitted to be taken in accordance with a proposal included in any such application on or after the date specified therein unless, prior to taking or omitting to take any such action, BNY Mellon has received Instructions from an Authorized Person in response to such application specifying the action to be taken or omitted.

VI. The Bank of New York Mellon Corporation is a global financial organization that provides services to clients through its affiliates and subsidiaries in multiple jurisdictions (the “BNY Mellon Group”). The BNY Mellon Group may centralize functions including audit, accounting, risk, legal, compliance, sales, administration, product communication, relationship management, storage, compilation and analysis of customer-related data, and other functions (the “Centralized Functions”) in one or more affiliates; subsidiaries and third party service providers. Solely in connection with the Centralized Functions, (i) Client consents to the disclosure of and authorizes BNY Mellon to disclose information relating to the subject matter of this Agreement (“Customer-Related Data”) to the BNY Mellon Group and to its third-party service providers who are subject to reasonable confidentiality obligations with respect to such information and (ii) BNY Mellon may store the names and business contact information of Client’s Representatives on the systems or in the records of the BNY Mellon Group or its service providers. The BNY Mellon Group may aggregate, on a no-name basis, Customer-Related Data with other data collected and/or calculated by the BNY Mellon Group, and notwithstanding anything in this Agreement to the contrary the BNY Mellon Group will own all such aggregated data, provided that the BNY Mellon Group shall not distribute the aggregated data in a format that identifies Customer-Related Data with Client or a particular Account or Subaccount.

VII. Notwithstanding any other provision contained in this Agreement or Schedule I attached hereto, BNY Mellon is not responsible for the identification of securities requiring U.S. tax treatment that differs from treatment under U.S. generally accepted accounting principles. BNY Mellon is solely responsible for processing such securities, as identified by Client or its Authorized Persons, in accordance with U.S. tax laws and regulations.

VIII. BNY Mellon shall have no duties or responsibilities whatsoever except to perform the services that are specifically set forth in this Agreement and Schedule I attached hereto, as may be amended from time to time, and no covenant or obligation shall be implied against BNY Mellon in connection with this Agreement.

IX. BNY Mellon, in performing the services required of it under the terms of this Agreement, shall be entitled to rely fully on the accuracy and validity of any and all Instructions, explanations, information, specifications and documentation furnished to it by or on behalf of Client and shall have no duty or obligation to review the accuracy, validity or propriety of such Instructions, explanations, information, specifications or documentation, including, without limitation, evaluations of securities; the amounts or formula for calculating the amounts and times of accrual of liabilities and expenses; the amounts receivable and the amounts payable on the sale or purchase of securities; and the amounts receivable or the amounts payable for the sale or redemption of any ownership interests. In the event BNY Mellon’s computations hereunder rely, in whole or in part, upon information, including, without limitation, bid, offer or market values of securities or other assets, or accruals of interest or earnings thereon, from a pricing or similar service utilized, or subscribed to, by BNY Mellon, and which BNY Mellon in its judgment deems reliable, BNY Mellon shall not be responsible for, under any duty to inquire into, or deemed to make any assurances with respect to, the accuracy or completeness of such information. Without limiting the generality of the foregoing, BNY Mellon shall not be required to inquire into any valuation of securities or other assets by Client or any third party even though BNY Mellon in performing services similar to the services provided pursuant to this Agreement for others may receive different valuations of the same or different securities of the same issuers.

X. BNY Mellon, in performing the services required of it under the terms of this Agreement, shall not be responsible for determining whether any interest accruable is or will be actually paid, but will accrue such interest until otherwise instructed by an Authorized Person of the Client.

XI. BNY Mellon shall not be responsible for delays or failures to supply the services specified in this Agreement where such delays or failures are caused by the failure of an Authorized Person to supply any instructions, explanations, information, specifications or documentation reasonably deemed necessary by BNY Mellon in the performance of its services under this Agreement.

XII. BNY Mellon shall enter into and shall maintain reasonable provisions for emergency use of electronic data processing equipment to the extent appropriate equipment is available. In the event of equipment failures, BNY Mellon shall, at no additional cost or expense to Client, take reasonable steps to minimize service interruptions.

(b) Matters Regarding Client.

I. Client shall cause its Representatives to cooperate with BNY Mellon and to provide BNY Mellon, upon request, with such information, documents and advice as is within the possession or knowledge of such persons, and which in the reasonable opinion of BNY Mellon, is necessary in order to enable BNY Mellon to perform its duties hereunder. In connection with its duties hereunder, BNY Mellon shall not be responsible for, under any duty to inquire into, or be deemed to make any assurances with respect to, the accuracy, validity or propriety of any information, documents or advice provided to BNY Mellon by any of the aforementioned persons. BNY Mellon shall not be liable for any loss, damage or expense resulting from or arising out of the failure of Client to cause any information, documents or advice to be provided to BNY Mellon as provided herein to be accurate and shall be held harmless by Client when acting in reliance upon such information, documents or advice relating to the subject matter of this Agreement. All fees or costs charged by such persons shall be borne by Client, and BNY Mellon shall have no liability with respect to such fees or charges, including any increases in, or additions to, such fees or charges related directly or indirectly to the services described herein or the performance by BNY Mellon of its duties hereunder. BNY Mellon shall not bear, or otherwise be responsible for, any fees, costs or expenses charged by any third party service providers engaged by Client, or by any affiliate of Client or by any other third party service provider to Client. In the event that any services performed by BNY Mellon hereunder rely, in whole or in part, upon information obtained from a third party service utilized or subscribed to by BNY Mellon which BNY Mellon in its reasonable judgment deems reliable, BNY Mellon shall not have any responsibility or liability for, be under any duty to inquire into, or be deemed to make any assurances with respect to, the accuracy or completeness of such information.

II. Client shall furnish BNY Mellon with any and all instructions, explanations, information, specifications and documentation reasonably deemed necessary by BNY Mellon in the performance of its services hereunder, including, without limitation, the amounts or written formula for calculating the amounts and times of accrual of liabilities and expenses, and the value of any securities lending related collateral investment account(s). BNY Mellon shall not be required to include as liabilities and expenses, nor as a reduction of Net Asset Value, any accrual for any federal, state or foreign income taxes unless Client shall have specified to BNY Mellon in Instructions the precise amount of the same to be included in liabilities and expenses or used to reduce Net Asset Value. Client shall also furnish BNY Mellon with bid, offer or market values of securities if BNY Mellon notifies Client that the same are not available to BNY Mellon from a security pricing or similar service utilized, or subscribed to, by BNY Mellon, and which BNY Mellon in its judgment deems reliable at the time such information is required for calculations hereunder. At any time and from time to time, Client also may furnish BNY Mellon with bid, offer or market values of securities and instruct BNY Mellon in Instructions to use such information in its calculations hereunder. BNY Mellon shall at no time be required or obligated to commence or maintain any utilization of, or subscriptions to, any securities pricing or similar service. In no event shall BNY Mellon be required to determine, or have any obligations with respect to, whether a market price represents any fair or true value, nor to adjust any price to reflect any events or announcements, including, without limitation, those with respect to the issuer thereof.

5. Allocation of Expenses. Except as otherwise provided herein, Client shall be responsible for its own organizational costs, taxes, interest, brokerage fees and commissions, insurance premiums, legal, accounting and audit expenses, management, advisory, sub-advisory and administration fees, charges of custodians, fees and expenses incident to registration or qualification under applicable law, costs of preparing and distributing offering materials and other information to interest holders, and extraordinary expenses as may arise.

6. Standard of Care; Indemnification.

(a) Standard of Care. Except as otherwise provided herein, BNY Mellon and any BNY Mellon Affiliate shall not be liable for any costs, expenses, damages, liabilities or claims (including attorneys’ and accountants’ fees), except those costs, expenses, damages, liabilities or claims arising out of BNY Mellon’s and/or BNY Mellon Affiliate’s bad faith, gross negligence or willful misconduct. In no event shall BNY Mellon or any BNY Mellon Affiliate be liable for any special, indirect or consequential damages, or lost profits or loss of business, arising under or in connection with this Agreement, even if previously informed of the possibility of such damages and regardless of the form of action, except special, indirect or consequential damages, or lost profits or loss of business arising out of BNY Mellon’s and/or BNY Mellon Affiliate’s bad faith, gross negligence or willful misconduct.

(b) Indemnification

I. Client Indemnification. Client shall indemnify and hold harmless BNY Mellon and any BNY Mellon Affiliate from and against any and all third-party costs, expenses, damages, liabilities, suits and claims and the reimbursement of reasonable attorneys’ and accountants’ fees relating thereto (“Liabilities”), which are sustained or incurred or which may be asserted against BNY Mellon or any BNY Mellon Affiliate, by reason of or as a result of any action taken or omitted to be taken by BNY Mellon or any BNY Mellon Affiliate without bad faith, gross negligence or willful misconduct, or in reliance upon:

1. Action or inaction taken or omitted to be taken by BNY Mellon or any BNY Mellon Affiliate pursuant to Instructions by an Authorized Person;

2. Any improper use by Client or its agents of any valuations or computations supplied by BNY Mellon pursuant to this Agreement;

3. The method of valuation of the securities and the method of computing Net Asset Value; and/or

4. Any valuations of securities, other assets or the Net Asset Value provided by or on behalf of Client.

This indemnity shall be a continuing obligation of Client, its successors and assigns, notwithstanding the expiration or earlier termination of this Agreement.

II. BNY Mellon will indemnify and hold harmless Client from and against all direct losses for which BNY Mellon would otherwise be liable pursuant to the terms hereof, incurred by Client solely to the extent resulting from BNY Mellon’s failure to perform its obligations under this Agreement in accordance with Section 6(a) above. The Parties agree that the foregoing shall include counsel fees and expenses incurred by Client in its successful defense of claims that are asserted by BNY Mellon against Client arising out of or relating to Client’s performance under this Agreement.

III. Additional Indemnification Terms. Without the other Party’s prior written consent, which cannot be unreasonably withheld, conditioned or delayed, it will not agree to any settlement of, compromise or consent to the entry of any judgment in connection with any action or proceeding (each and collectively, a “Settlement”), unless such Settlement includes an unconditional release of all Liabilities of the other Party and does not include any findings of fact or admissions of culpability the other Party (including the affiliates of BNY Mellon and the Representatives of Client, as applicable).

7. Compensation.

(a) For the services provided hereunder, Client agrees to pay BNY Mellon such compensation as is mutually agreed to in writing by Client and BNY Mellon from time to time and such out-of-pocket expenses (e.g., telecommunication charges, postage and delivery charges, costs of independent compliance reviews, record retention costs, reproduction charges and transportation and lodging costs) as are reasonably incurred by BNY Mellon in performing its duties hereunder. All invoices shall be submitted via email to the attention of accounts.payable@nsre.com. Invoices will include a Purchase Order Number designated to BNY Mellon. Additionally, separate invoices will be submitted when multiple Purchase Orders are in place.

(b) The parties hereby accept the fees set forth in Schedule II herein, as may be amended from time to time.

8. Records; Visits.

(a) The books and records which BNY Mellon is required to prepare pursuant to this Agreement and which are in the possession or under the control of BNY Mellon shall be the property of Client. Client and Authorized Persons shall have access to such books and records at all times during BNY Mellon’s normal business hours. Upon the reasonable request of Client, copies of any such books and records shall be provided by BNY Mellon to Client or to an Authorized Person, at Client’s expense.

(b) BNY Mellon shall keep such books and records as are required to be maintained pursuant to Rule 31a-1 of the 1940 Act in connection with the services provided hereunder, which shall be subject to BNY Mellon’s confidentiality obligations under Section 17.

9. Term of Agreement.

(a) This Agreement shall be effective on the date first written above and, unless terminated pursuant to its terms, shall continue until 11:59 PM (Eastern time) on the date which is the third anniversary of such date (the “Initial Term”), at which time this Agreement shall terminate, unless renewed in accordance with the terms hereof.

(b) This Agreement shall automatically renew for successive terms of one (1) year each (each, a “Renewal Term”), unless Client or BNY Mellon gives written notice to the other Party of its intent not to renew and such notice is received by the other Party not less than ninety (90) days prior to the expiration of the Initial Term or the then-current Renewal Term (a “Non-Renewal Notice”). In the event a Party provides a Non-Renewal Notice, this Agreement shall terminate at 11:59 PM (Eastern Time) on the last day of the Initial Term or Renewal Term, as applicable.

(c) If Client or BNY Mellon materially breaches this Agreement (a “Defaulting Party”) the other Party (the “Non-Defaulting Party”) may give written notice thereof to the Defaulting Party (“Breach Notice”), and if such material breach shall not have been remedied within thirty (30) days after the Breach Notice is given, then the Non-Defaulting Party may terminate this Agreement by giving written notice of termination to the Defaulting Party (“Breach Termination Notice”), in which case this Agreement shall terminate as of 11:59 PM (Eastern time) on the 30th day following the date the Breach Termination Notice is given, or such later date as may be specified in the Breach Termination Notice (but not later than the last day of the Initial Term or then-current Renewal Term, as appropriate). In all cases, termination by the Non-Defaulting Party shall not constitute a waiver by the Non-Defaulting Party of any other rights it might have under this Agreement or otherwise against the Defaulting Party.

(d) Notwithstanding anything contained in this Agreement to the contrary, if Client terminates this Agreement, except for a termination by Client pursuant to Section 9(c) above, before the expiration of, as appropriate, the Initial Term or the then-current Renewal Term (“Early Termination”), the following terms shall apply:

I. The Client shall pay to BNY Mellon an amount equal to all fees and other amounts (“Early Termination Fee”) calculated as if BNY Mellon were to provide all services hereunder until the expiration of, as appropriate, the Initial Term or the then-current Renewal Term in effect. The Early Termination Fee shall be calculated using the average of the monthly fees and other amounts due to BNY Mellon under this Agreement during the last three calendar months before the date of the notice of Early Termination (or, if not given, the date services are terminated hereunder).

II. Client expressly acknowledges and agrees that the Early Termination Fee is not a penalty but reasonable compensation to BNY Mellon for the termination of services before the expiration of, as appropriate, the Initial Term or the then-current Renewal Term.

III. If Client gives notice of Early Termination (or an Early Termination without such notice occurs) after expiration of the notice period specified in Section 9(b) above, the references above to “expiration of, as appropriate, the Initial Term or the then-current Renewal Term” shall be deemed to mean “expiration of the Renewal Term immediately following, as appropriate, the Initial Term or the then-current Renewal Term.”

(e) If any of the assets serviced by BNY Mellon under this Agreement are removed from the coverage of this Agreement (“Removed Assets”) and are subsequently serviced by another service provider (including Client or an affiliate of Client): (i) Client will be deemed to have caused an Early Termination with respect to such Removed Assets as of the day immediately preceding the first such removal of assets and owe BNY Mellon an Early Termination Fee with respect to such Removed Assets; and (ii) at BNY Mellon’s option, either (a) Client will also be deemed to have caused an Early Termination with respect to all non-Removed Assets as of a date selected by BNY Mellon resulting in Client owing BNY Mellon the Early Termination Fee, or (b) this Agreement will remain in full force and effect with respect to all non-Removed Assets.

(f) In the event that Client or BNY Mellon exercises its right to not renew this Agreement beyond the Initial Term or any Renewal Term pursuant to Section 9(b), BNY Mellon shall nevertheless provide year-end financial reporting services as set forth in Schedule I for the Initial Term and any Renewal Term, as applicable, at no additional charge to Client, which shall survive the expiration of this Agreement.

10. Transition Services. Upon expiration or earlier termination of this Agreement, BNY Mellon will:

(a) provide all historical Client data maintained by BNY Mellon pursuant to this Agreement to an environment reasonably designated by Client (which may include a new third-party service provider), in each case, in a manner reasonably satisfactory to Client or the applicable service provider;

(b) turn over to Client all Client books and records maintained by BNY Mellon pursuant to this Agreement (provided that, subject to the terms of Section 17, BNY Mellon may retain copies of such books and records for bona fide record-keeping purposes or as required by applicable law, rule or regulation); and

(c) make reasonable efforts to transition data and services to help avoid disruption of Client business operations.

11. Amendment. This Agreement, including any Schedule, may not be amended, changed or modified in any manner except by a written agreement executed and exchanged by BNY Mellon and Client.

12. Assignment; Subcontracting.

(a) This Agreement shall extend to and shall be binding upon the Parties hereto, and their respective successors and assigns; provided, however, that this Agreement shall not be assignable or delegable by Client without the written consent of BNY Mellon, or by BNY Mellon without the written consent of Client, which shall not be unreasonably withheld or delayed.

(b) Notwithstanding the foregoing: (i) BNY Mellon may assign or transfer this Agreement to any BNY Mellon Affiliate or transfer this Agreement in connection with a sale of a majority or more of its assets, equity interests or voting control, provided that BNY Mellon gives Client thirty (30) days’ prior written notice of such assignment or transfer and such assignment or transfer does not impair the provision of services under this Agreement in any material respect, and the assignee or transferee agrees to be bound by all terms of this Agreement in place of BNY Mellon; (ii) BNY Mellon may subcontract with, hire, engage or otherwise outsource to any BNY Mellon Affiliate with respect to the performance of any one or more of the functions, services, duties or obligations of BNY Mellon under this Agreement but any such subcontracting, hiring, engaging or outsourcing shall not relieve BNY Mellon of any of its liabilities hereunder; and (iii) BNY Mellon may subcontract with, hire, engage or otherwise outsource to an unaffiliated third party with respect to the performance of any one or more of the functions, services, duties or obligations of BNY Mellon under this Agreement but any such subcontracting, hiring, engaging or outsourcing shall (A) require the prior written consent of Client and (B) limit BNY Mellon’s liability such that BNY Mellon shall only be liable for failure to reasonably select such unaffiliated third party, and BNY Mellon shall have no liability for any acts or omissions to act of such unaffiliated third party. BNY Mellon shall use reasonable efforts to enter into and maintain contractual relationships with unaffiliated subcontractors as in BNY Mellon’s business judgment are needed to provide the services set forth in this Agreement and BNY Mellon shall use reasonable efforts to find suitable replacements for such unaffiliated subcontractors when in BNY Mellon’s business judgment such a replacement is needed.

13. Governing Law. This Agreement shall be governed by and construed under the laws of the State of New York, without giving effect to laws governing the conflict of laws. Each Party consents and submits to the exclusive jurisdiction of the courts of the State of New York and the courts of the United States located in State, City and County of New York for the adjudication of any action or legal proceeding relating to or arising out of this Agreement (and each Party agrees not to commence any action or legal proceeding relating thereto except in any such court). Each Party hereby irrevocably and unconditionally waives (a) any objection which it may now or hereafter have to the laying of venue in such courts and agrees not to plead or claim in any such court that any such action or legal proceeding brought in any such court has been brought in an inconvenient forum and (b) any right such Party may have to a trial by jury in respect of any action or legal proceeding relating to or arising out of this Agreement.

14. Severability; No Third Party Beneficiaries. In case any provision in or obligation under this Agreement shall be invalid, illegal or unenforceable in any jurisdiction, the validity, legality and enforceability of the remaining provisions or obligations shall not in any way be affected or impaired thereby, and if any provision is inapplicable to any person or circumstances, it shall nevertheless remain applicable to all other persons and circumstances. A person who is not a Party to this Agreement shall have no rights to enforce any provision of this Agreement.

15. No Waiver. Each and every right granted to a Party hereunder or under any other document delivered hereunder or in connection herewith, or allowed it by law or equity, shall be cumulative and may be exercised from time to time. No failure on the part of a Party to exercise, and no delay in exercising, any right will operate as a waiver thereof, nor will any single or partial exercise by a Party of any right preclude any other or future exercise thereof or the exercise of any other right.

16. Notices.

All notices, requests, consents and other communications pursuant to this Agreement in writing shall be sent as follows:

if to Client, at

Nassau Life Insurance Company

One American Row

Hartford, CT 06103

Attention: Office of the General Counsel

if to BNY Mellon, at

BNY Mellon

103 Bellevue Parkway

Wilmington, Delaware 19809

Attention: Head of U.S. Fund Accounting

with a copy to:

BNY Mellon

240 Greenwich Street

New York, New York 10286

Attention: Legal Dept. – Asset Servicing

or at such other place as may from time to time be designated in writing. Notices hereunder shall be effective (a) when delivered by hand, (b) on the designated day of delivery after being timely given to an express overnight courier with a reliable system for tracking delivery, (c) when sent by confirmed facsimile or electronic mail with a copy sent by another means specified herein or (d) six (6) days after the day of mailing, when mailed by United States mail, registered or certified mail, return receipt requested and postage prepaid, and addressed as follows or at such other place as may from time to time be designated in writing Counterparts.

17. Confidentiality.

(a) BNY Mellon shall keep any information or data, whether in oral, visual, written, electronic or other form, that is disclosed to BNY Mellon and/or to any of its Representatives, relating to Client’s business as it relates to the subject matter of this Agreement and Client shall keep confidential any information relating to BNY Mellon’s business as it relates to the subject matter of this Agreement (each, “Confidential Information”), except as expressly agreed in writing, by Client. Notwithstanding the foregoing, information shall not be Confidential Information and shall not be subject to such confidentiality obligations if it: (i) is already known to BNY Mellon and/or to any of its Representatives at the time it is obtained without any obligation of confidentiality to Client and/or any of its affiliates; (ii) is or becomes publicly known or available through no wrongful act or breach of this Agreement by BNY Mellon and/or to any of its Representatives; (iii) is rightfully received from a third party who, to the best of BNY Mellon’s and its Representatives’ knowledge, is not under a duty of confidentiality; or (iv) has been or is independently developed by BNY Mellon and/or its Representatives.

(b) Except as otherwise provided for in Section 4(a)(VI), BNY Mellon agrees that all Confidential Information shall be: (a) used by BNY Mellon solely in connection with the provision of services under this Agreement; (b) kept confidential under the terms and conditions of this Section 17; and (c) except as otherwise expressly permitted under this Section 17, provided by BNY Mellon only to its Representatives. If BNY Mellon becomes aware of any actual or suspected breach of this Agreement by BNY Mellon and/or by any its Representatives, BNY Mellon shall promptly notify Client in writing.

(c) In the event that BNY Mellon and/or any of its Representatives are requested or required to disclose any Confidential Information to any judicial, regulatory, administrative or other governmental body (by oral questions, interrogatories, investigative demands, requests for information or documents, subpoena, or other similar process), BNY Mellon shall, to the extent permissible, provide Client with prompt written notice thereof.

(d) At any time upon Client’s written request, BNY Mellon shall destroy, or cause to destroy, all Confidential Information in BNY Mellon’s and its Representatives’ possession or control and, upon written request, an appropriate officer shall certify to Client that all such material has been destroyed. Notwithstanding the destruction of the Confidential Information, BNY Mellon and its Representatives will continue to be bound by the terms of this Section 17. Notwithstanding the foregoing, BNY Mellon and its Representatives may keep such copies of any document requested to be returned or destroyed for bona fide record-keeping purposes or as required by applicable law, rule or regulation, which shall remain subject to the terms of this Section 17.

(e) The obligations set forth in this Section 17 shall survive any expiration or earlier termination of this Agreement for a period of one (1) year after such expiration or earlier termination, provided that any breaches of this Section 17 that occurred prior to such expiration or earlier termination shall survive the same.

18. Cyber Security. The terms of that certain Information Security Agreement, in the form attached hereto as Exhibit C, (the “Information Security Agreement”) shall apply to the terms of this Agreement. The Information Security Agreement is incorporated herein in full by reference.

18. Non-Solicitation. During the term of this Agreement and for one (1) year thereafter, Client shall not (with the exceptions noted in the immediately succeeding sentence) knowingly solicit or recruit for employment or hire any of BNY Mellon’s employees involved in the performance of the services subject matter of this Agreement, and Client shall cause any controlled affiliates of Client to not (with the exceptions noted in the immediately succeeding sentence) knowingly solicit or recruit for employment or hire any of BNY Mellon’s employees involved in the performed of the services that is subject matter of this Agreement. To “knowingly” solicit, recruit or hire within the meaning of this provision does not include, and therefore does not prohibit, solicitation, recruitment or hiring of a BNY Mellon employee by Client or an affiliate of Client if the BNY Mellon employee was identified by such entity solely as a result of the BNY Mellon employee’s response to a general advertisement by such entity in a publication of trade or industry interest or other similar general solicitation by such entity.

19. Insurance. During the term of this Agreement, BNY Mellon will carry and maintain insurance coverages in such form and such amounts as deemed, in BNY Mellon’s business judgment, to be appropriate.

20. Publicity. Neither Party shall originate any publicity, news release or other public announcement including any promotional or marketing materials, customer lists, referral lists, websites or business presentations relating to this Agreement, its terms or the existence of an arrangement between the Parties, without the written consent of the other Party or except as otherwise required by law.

21. Force majeure. Each Party shall not be responsible for damages (including without limitation damages caused by delays, failure, errors, interruption or loss of data) which occur directly or indirectly upon the occurrence of any circumstance beyond the reasonable control of such Party, including, but not limited, to acts of God, war, acts of terrorism, government regulations, disaster, strikes, civil disorder, epidemics, pandemic, quarantine restrictions or curtailment of travel, transportation facilities, closure of non-essential business by the state or other governing body, to the extent that such circumstance makes it illegal, impossible or would cause a violation of any application law, rule, ordinance, regulation or similar directive by any governing body to continue performance under this Agreement.

22. Independent Contractor Status. It is understood and agreed that BNY Mellon is an independent contractor and this Agreement does not establish any relationship of partnership, joint venture, employment or agency between BNY Mellon and Client and/or its Affiliates.

23. Entire Agreement. This Agreement contains the sole and entire agreement between the Parties with respect to the matters set forth herein and supersedes all prior agreements and understandings, whether written or oral, relating to the subject matter of this Agreement.

24. Counterpart. This Agreement may be executed in any number of counterparts (including by fax or electronic signature), each of which shall be deemed to be an original, but such counterparts together shall constitute only one instrument.

25. Survival. Sections 6(b), 8, 9(f), 10, 13-17, 19, 21 and 23 shall survive the expiration or earlier termination of this Agreement, subject to the time limitations set forth in each section.

Intentionally Left Blank; Signature Page Follows

IN WITNESS WHEREOF, the parties hereto have caused the foregoing instrument to be executed by their duly authorized officers and their seals to be hereunto affixed, all as of the day and year first above written.

NASSAU LIFE INSURANCE COMPANY

By:	/s/ Phillip J. Gass
Name:	Phillip J. Gass
Title:	Chief Executive Officer

THE BANK OF NEW YORK MELLON

By:	/s/ Philip Principato
Name:	Philip Principato
Title:	Director
3/23/21

EXHIBIT A

Accounts

FIRST INVESTORS LIFE	FIRST INVESTORS LIFE	FIRST INVESTORS LIFE	FIRST INVESTORS LIFE	FIRST INVESTORS LIFE
SEPARATE ACCOUNT E	LEVEL PREMIUM VARIABLE LIFE INSURANCE SEPARATE ACCOUNT B	VARIABLE ANNUITY FUND D	VARIABLE ANNUITY FUND C	VARIABLE ANNUITY FUND A
Goldman Sachs Government Money Market Fund	Goldman Sachs Government Money Market Fund	Goldman Sachs Government Money Market Fund	Goldman Sachs Government Money Market Fund	Fund for Income

Fund for Income	Fund for Income	Fund for Income	Fund for Income

Growth & Income	Growth & Income	Growth & Income	Growth & Income

Special Situations	Special Situations	Special Situations	Special Situations

International	International	International	International

Growth Equity	Growth Equity	Growth Equity	Growth Equity

Investment Grade	Investment Grade	Investment Grade	Investment Grade

Limited Duration Bond	Limited Duration Bond	Limited Duration Bond	Limited Duration Bond

Opportunity	Opportunity	Opportunity	Opportunity

Total Return	Total Return	Total Return	Total Return

Equity Income	Equity Income	Equity Income	Equity Income

Notes:

1.	Government Cash Management merged into Goldman Sachs Government Money Market Fund in 2020.
2.	Covered Call Strategy merged into Goldman Sachs Government Money Market Fund in 2020.

EXHIBIT B

Authorized Person

Name	Position	Signature

Peter (PJ) Hosner	AVP Accounting Operations

David R. Monroe	VP – Chief Accounting Officer

EXHIBIT C

Information Security Agreement

I.	Information Security Program Overview.

A. During the term of the Agreement, BNY Mellon will implement and maintain an information security program (“ISP”) with written policies and procedures reasonably designed to protect the confidentiality and integrity of Client’s Confidential Information provided to BNY Mellon in accordance with the Agreement and when in BNY Mellon’s possession or under BNY Mellon’s control (“Customer Data”). The ISP will include administrative, technical and physical safeguards, appropriate to the type of Customer Data concerned, reasonably designed to: (i) maintain the integrity, confidentiality and availability of Customer Data; (ii) protect against anticipated threats or hazards to the security or integrity of Customer Data; (iii) protect against unauthorized access to or use of Customer Data that could result in substantial harm or inconvenience to Client, and (iv) provide for secure disposal of Customer Data.

B. BNY Mellon’s program is dynamic and may be modified to address technological changes or changes in the threat landscape, BNY Mellon’s business activities or other factors. BNY Mellon reserves the right to modify the ISP at any time, provided that BNY Mellon shall not diminish the overall level of protection this Schedule is intended to provide.

II. Security Incident Response and Notice.

A. BNY Mellon will maintain a documented incident management process designed to ensure timely detection of security events and response thereto.

B. In the event of a declared Security Incident, BNY Mellon will (i) promptly notify Client, (ii) provide updates to Client regarding BNY Mellon’s response and (iii) use reasonable efforts to implement measures designed to prevent a reoccurrence of Security Incidents of a similar nature.

C. “Security Incident” means any known loss or unauthorized access, disclosure, use, alteration or destruction of Customer Data.

III. Governance. BNY Mellon shall, no more than once in a 12 month period, (i) and upon request, provide a copy of its most recent SSAE-18 or equivalent external audit report to Client, which Client may disclose solely to its internal or external auditors that are subject to written confidentiality obligations to use reasonable care to safeguard the report and not to disclose the report to any third party or use the report for any purpose other than evaluating BNY Mellon’s security controls; (ii) engage a third party provider to perform penetration testing of BNY Mellon systems used to provide the services under the Agreement and provide Client confirmation of such testing, upon request and (iii) participate in Client’s reasonable information security due diligence questionnaire process, upon request.

IV. Network and Communications Security.

A. Asset Management. BNY Mellon will maintain an inventory of its system components, hardware and software used to provide the services under the Agreement, and will review and update such inventory in accordance with the ISP.

B. Change Management. BNY Mellon shall require that changes to its network or software used to provide the services under the Agreement are tested and applied pursuant to a documented change management process.

C. Security Monitoring. BNY Mellon will monitor cyber threat intelligence feeds daily. BNY Mellon will deploy Denial of Service (DoS) and Distributed DoS solutions.

D. Network Segmentation. BNY Mellon’s infrastructure utilizes a multi-tier architecture, including a DMZ, to isolate the internal infrastructure from external networks. Traffic from external sources will traverse firewalls and pass through multiple layers of malware protection prior to processing. BNY Mellon’s production environment used to provide the services under the Agreement will be segregated from pre-production regions and BNY Mellon’s internal segment.

E. Vulnerability Management. BNY Mellon will maintain a documented process to identify and remediate security vulnerabilities affecting its systems used to provide the services under the Agreement. BNY Mellon will classify security vulnerabilities using industry recognized standards and conduct continuous monitoring and testing of its networks, hardware and software including regular penetration testing and ethical hack assessments. BNY Mellon will remediate identified security vulnerabilities in accordance with its process.

F. Malicious Code. BNY Mellon will deploy industry standard malicious code protection and identification tools across its systems and software used to provide the services under the Agreement.

G. Communications. BNY Mellon will protect electronic communications used in the provision of services under the Agreement, including instant messaging and email services, using industry standard processes and technical controls and in accordance with the ISP.

V. Application Security. The ISP will require that in-house application development be governed by a documented secure software development life cycle methodology, which will include deployment rules for new applications and changes to existing applications in live production environments.

VI. Logging. The ISP will require the maintenance of network and application logs as part of BNY Mellon’s security information and event management processes. Logs are retained in accordance with law applicable to BNY Mellon’s provision of the services under the Agreement as well as BNY Mellon’s applicable policies. BNY Mellon uses various tools in conjunction with such logs, which may include behavioral analytics, security monitoring case management, network traffic monitoring and analysis, IP address management and full packet capture.

VII. Data Security.

A. Identity Access Management. BNY Mellon will implement reasonable and industry recognized user access rules for users accessing Customer Data based on the need to know and the principle of least privilege, and including user ID and password requirements, session timeout and re-authentication requirements, unsuccessful login attempt limits, privileged access limits and multifactor authentication or equivalent safeguard where risk factors indicate that single factor authentication is inadequate.

B. Data Segregation. The ISP will require that (i) Customer Data is stored in either physically or logically segregated databases from other BNY Mellon data and (ii) different databases are maintained for development, testing, staging and production environments used in the provision of services under the Agreement.

C. Encryption. BNY Mellon will (i) encrypt Customer Data in transit to an external network using transport layer security or other encryption method and (ii) protect Customer Data at rest, in each case as BNY Mellon determines to be appropriate in accordance with the ISP and law applicable to BNY Mellon’s provision of the services under the Agreement.

D. Remote Access. The ISP will restrict remote access to BNY Mellon systems to authorized users using multifactor authentication or equivalent safeguard, and will require such access to be logged.

E. Devices. BNY Mellon will restrict the transfer of Customer Data from its network to mass storage devices. BNY Mellon will use a mobile device management system or equivalent tool when mobile computing is used to provide the services under the Agreement. Applications on such authenticated devices will be housed within an encrypted container and BNY Mellon will maintain the ability to remote wipe the contents of the container.

F. Data Leakage Prevention (DLP). BNY Mellon will deploy DLP tools reasonably designed to help detect and prevent unauthorized transfers of Customer Data outside BNY Mellon’s network.

G. Disposal. BNY Mellon will maintain chain of custody procedures and require that any Customer Data requiring disposal be rendered inaccessible, cleaned or scrubbed from such hardware and/or media using industry recognized methods.

VIII. Personnel. BNY Mellon will undertake background checks during the recruitment process of personnel involved in the provision of the services under the Agreement, subject to applicable laws, and require its personnel involved in the provision of services under the Agreement to undertake annual training on the aspects of the ISP applicable to the personnel’s job function.

IX. Physical Security. BNY Mellon will deploy perimeter security such as barrier access controls around its facilities processing or storing Customer Data. The ISP will include (i) procedures for validating visitor identity and authorization to enter the premises, which may include identification checks, issuance of identification badges and recording of entry purpose of visit and (ii) physical security policies for personnel, such as a “clean desk” policy. In accordance with its ISP and applicable law, BNY Mellon will install closed circuit television (“CCTV”) systems and CCTV recording systems to monitor and record access to controlled areas, such as data centers and server rooms.

X. Subcontracting. BNY Mellon will implement a third party governance program designed to provide oversight over unaffiliated third parties utilized in providing the services under the Agreement.

SCHEDULE I

All services provided in this Schedule of Services are subject to the review and approval of the appropriate Client officers, Client counsel and accountants of Client, as may be applicable. The services included on this Schedule of Services may be provided by BNY Mellon or a BNY Mellon Affiliate, collectively referred to herein as “BNY Mellon”.

BNY Mellon shall provide the following services with respect to Fund Administration Services:

•	Journalize investment, capital share and income and expense activities

•	Maintain individual ledgers for subaccounts

•	Calculate mortality and expense

•	Calculate capital gains and losses

•	Determine net income

•	Compute Subaccount accumulated unit value on a daily basis

•	Receive NAV information from sources reasonably identified by Client and compute unit values

•

Handle NAV corrections as needed and in a timely manner consistent with industry standards, and provide Price correction files and accounting correction files to Client for their review and approval in a timely fashion

•	Transmit BNY Mellon standard Subaccount information in electronic form daily in a timely manner, including but not limited to the following:

•	Asset/Liability report

•	Fund Manager report

•	General Ledger activity to corporate accounting function determined by Client

•	Trade Detail report

•	Provide trial balances in electronic form on a monthly basis and unit value accounting platform files in an electronic form on a periodic basis

•	Calculate subaccount performance

•	Retrieve index, constant maturity rates and other indices as required by Client

•

In accordance with Appendix A, with respect to each unaffiliated third party fund, (i) initiate and monitor delivery of files containing trade instructions to/from the unit value accounting platform to the NSCC and (ii) initiate and monitor delivery of files containing trade instructions to/from the unit value accounting platform to the relevant Subaccount

•	Prepare and deliver, to the extent available to BNY Mellon, survey information when and in the form requested

BNY Mellon shall provide the following services with respect to year-end financial reporting and related compliance and controls:

•	Prepare Financial Statements and related Footnotes for Separate Accounts in accordance to agreed upon timeline each year

•	Manage Audit Schedule with Client and External Auditor

•	Ensure agreed upon Financial Controls are tested through the SOC testing procedure

•	Prepare Cost and Share Rollforwards by subaccount periodically (at least annually)

•	Provide Schedule D information to Client annually

•	Periodic Share reconciliation between Pricing System and Mutual Fund (at least weekly)

•	Provide N-CEN/N-SARs reports to Client for review, file with SEC

•	Work with SEC filing and Print Vendor as directed by Client

•	Provide Monthly and Quarterly Performance data and reports for compliance to Variable Product Performance regulations

•	Produce data and populate Prospectus financial highlights tables for Appendix C and coordinate the printing of Appendix C

SCHEDULE II

SEPARATE ACCOUNTS FEE SCHEDULE

[SCHEDULE INTENTIONALLY OMITTED]

APPENDIX A

Sub Account Trading Instructions

A.

Client hereby authorizes and directs BNY Mellon to transmit trade instructions to purchase and/or sell shares of various unaffiliated third party funds on its behalf as directed by the trade files transmitted from Client to the unit value accounting platform.

B.	BNY Mellon will transmit such information or notify Client by 6 a.m. each BNY Mellon business day.

C.

Client acknowledges and agrees that BNY Mellon shall not (i) exercise investment discretion, select or recommend securities for investment or approve trade orders prior to transmission; (ii) select the entity to which the trade orders are directed or take on any duties related to best execution or trade terms, or the appropriateness thereof; (iii) perform any duties under this Appendix A other than the activities specifically contemplated by this Appendix A; and (iv) be deemed to effect or enter into any securities transaction on its own behalf or at its own risk.

D.

These Sub Account Trading Instructions and the related trade instruction transmissions will continue and shall remain in full force and effect until revoked by Client pursuant to a written notice provided to BNY Mellon.